                                           FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-87029

PROSPECTUS

                         WORLDGATE COMMUNICATIONS, INC.

                         705,353 Shares of Common Stock

                          -----------------------------

         This prospectus relates to the resale by the selling stockholders of up to a total of 331,490 shares of common stock that will be issued by us to certain selling stockholders upon exercise of outstanding warrants to purchase shares of common stock at per share exercise price of $16.50 and 373,863 shares of common stock. The par value of the common stock is $.01 per share. We cannot assure you that any of the warrants will be exercised, and, therefore, we cannot assure you that we will receive any proceeds from the exercise of the warrants.

         We will not receive any proceeds from the shares sold by the selling stockholders.

         Our common stock is traded on the Nasdaq National Market under the symbol "WGAT." On July 25, 2000, the last sale price for the common stock was $29.44 per share.

                          -----------------------------

         Investing in our common stock involves risks. You should carefully consider the "risk factors" beginning on page 3 of this prospectus before you decide to invest.

                          -----------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         Our principal executive offices are located at 3190 Tremont Avenue, Trevose, Pennsylvania 19053 and our telephone number is (215) 354-5100.

                  The date of this prospectus is July 26, 2000.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully.

                            WORLDGATE COMMUNICATIONS

         WorldGate provides a television-based Internet service, the WORLDGATE(-SM-) Service, that enables cable television subscribers to access the Internet through their televisions. The WORLDGATE Service provides:

         - full featured, high speed, easy to use, always connected, low cost consumer Internet access,

         - the ability to access the Internet with a standard cable television box that has been WORLDGATE enabled, without a phone line, an in-home computer or a dedicated set-top appliance,

         - a centralized computer network design that allows for easy deployment and set-up, central system management and centrally administered upgrades, and

         - a television-based entry point to the Internet that enables viewers to dynamically link from television programming and advertising to related Internet content.

         The WORLDGATE Service is designed to operate with cable systems using advanced analog and/or current and future generation digital cable television set-top boxes. We believe that we are the only company that can currently provide an Internet television service through both an advanced analog and digital cable box. We believe this is particularly important to the many cable operators who are deploying, or will deploy, both types of cable boxes. As of March 31, 2000, there were approximately 19,000 subscribers to the WORLDGATE Service and 16 cable operators are commercially deploying the WORLDGATE Service.

         Our CHANNEL HYPERLINKING(-SM-) technology integrates the dynamics of the Internet with television's proven advertiser-sponsored entertainment model. This technology will enable a viewer watching a television program or advertisement to link within seconds to a related interactive Web site. We are working with over 70 television programmers, advertisers, advertising agencies and e-commerce merchants to develop a centralized database that provides viewers with our CHANNEL HYPERLINKING capability.

         We believe that our low cost combination of television and the Internet will help transform advertising, electronic commerce and information delivery for the consumer mass market.

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                                  RISK FACTORS

THIS SECTION HIGHLIGHTS SPECIFIC RISKS WITH RESPECT TO AN INVESTMENT IN OUR BUSINESS. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PURCHASING OUR COMMON STOCK IS VERY RISKY AND YOU SHOULD BE ABLE TO BEAR THE COMPLETE LOSS OF YOUR INVESTMENT. WE ALSO CAUTION YOU THAT THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN BY US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE MAY EXPERIENCE DIFFICULTIES DEVELOPING AND IMPLEMENTING OUR MARKETING AND BUSINESS PLANS.

         We began operations in March 1995 and our service was first made commercially available in the third quarter of 1998. As a result, our operating, sales and marketing and other strategies are still being developed, and we do not have a history which may give us or you an indication of how we may respond to situations presented to us. If we are not successful in implementing our marketing and business plans on a timely basis or otherwise effectively managing our development, our business, operating results and financial condition will be materially adversely affected.

IF WE CONTINUE TO INCUR LOSSES, WE MAY NOT BE ABLE TO FINANCE THE COMMERCIAL DEPLOYMENT OF THE WORLDGATE SERVICE.

         We have experienced losses and have had negative cash flow in each quarter and year since inception, and we expect to continue to operate at a loss for the foreseeable future. To make a profit, we must increase our revenues and gross profit margin. If we are not able to do so, our losses may extend beyond the foreseeable future and we may not be able to finance the commercial deployment, development and enhancement of the WORLDGATE Service.

         Our aggregate revenues from inception to March 31, 2000 were approximately $8.3 million, and our aggregate accumulated deficit at March 31, 2000 was approximately $99.9 million. In addition, we currently intend to increase our operating expenses and capital expenditures in order to continue the commercial deployment of the WORLDGATE Service. As a result, we expect to experience substantial additional operating losses and negative cash flow for the foreseeable future.

BECAUSE TELEVISION-BASED INTERNET ACCESS IS NEW, WE CANNOT BE CERTAIN THAT A MARKET OR SUSTAINABLE DEMAND FOR THE WORLDGATE SERVICE WILL DEVELOP.

         The market for television-based Internet access is new and evolving, and no single technology or approach to providing this access has been widely adopted by consumers or cable operators. As a result, we cannot guarantee that a market for television-based Internet access in general, or for the

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WORLDGATE Service in particular, will develop or that demand for the WORLDGATE
Service will be sustainable. If the market does not develop, develops more slowly than expected or becomes saturated with competitors or competing technology becomes more widely accepted, our business, operating results, and financial condition will be materially adversely affected.

THE COMPETITIVE MARKET FOR INTERNET ACCESS MAY LIMIT DEMAND OR PRICING FOR THE WORLDGATE SERVICE.

         We experience intense competition. Many companies provide and others may in the future provide Internet access and other services with functionality similar to those comprising the WORLDGATE Service.

         As a result of this and future competition, demand for the WORLDGATE Service may suffer, we may be restricted in the pricing we can charge for the WORLDGATE Service and our business, financial condition and results of operations may be adversely affected. Competitors provide their services through a variety of technologies, which are in various stages of implementation and adoption. Many of our competitors have significantly greater financial, technical, marketing, distribution, customer support, name recognition, compelling content, access to consumers and other resources, and more established relationships with cable operators, advertisers and content and application providers than we have.

WE MAY NOT SUCCEED IF CABLE OPERATORS DO NOT OFFER THE WORLDGATE SERVICE TO THEIR SUBSCRIBERS.

         We have entered into a limited number of agreements with cable operators providing for the commercial launch of the WORLDGATE Service in some of the markets served by these cable operators. If cable operators determine that our service is not viable as a business proposition or if they determine that the service does not meet their business or operational expectations or strategies, they will not offer the WORLDGATE Service to their subscribers. Furthermore, because there are a limited number of cable operators, as well as consolidation in the industry, the failure to reach agreements with these major cable operators which service a significant number of cable subscribers could materially adversely affect the market for the WORLDGATE Service.

OUR REVENUES WILL DEPEND ON THE MANNER IN WHICH CABLE OPERATORS MARKET AND PRICE THE WORLDGATE SERVICE.

         We depend on cable operators to provide the WORLDGATE Service to their subscribers and therefore have limited or no control over a number of important factors, including:

         - the cable operators' advertising or marketing strategy, if any, regarding their offering of the WORLDGATE Service to their subscribers,

         - the monthly fees cable operators charge to their subscribers for the WORLDGATE Service, and

         - the extent to which cable operators purchase additional WorldGate equipment to avoid reduction in performance if subscriber demand grows.

         Our revenues may not meet our expectations if the cable operators' marketing, pricing and operating strategies are inconsistent with our business model.

THE MARKET FOR THE WORLDGATE SERVICE WILL BE ADVERSELY AFFECTED IF CABLE OPERATORS DO NOT CONTINUE TO UPGRADE THEIR SYSTEM INFRASTRUCTURES TO SUPPORT TWO-WAY DATA TRANSMISSIONS.

         The adoption of the WORLDGATE Service is dependent upon continued investment by cable operators to upgrade their infrastructures to support two-way data transmissions. It is uncertain whether cable operators will upgrade their infrastructures and the failure of cable operators to complete these upgrades in a timely and satisfactory manner would adversely affect the market for the WORLDGATE Service.

         Although the WORLDGATE Service can operate over one-way cable plant that is only capable of transmitting programming to subscribers, it can do so only in conjunction with a telephone line. As such, it is less convenient and efficient for a subscriber to use the WORLDGATE Service over one-way cable plant and, to date, the majority of cable operators who are deploying the WORLDGATE Service have done so over two-way cable plants that are capable of transmitting information from the cable operator's facility to the subscribers and vice versa. We cannot assure you that cable operators will upgrade their cable plant to two-way plant or that they will do so in a timely and satisfactory manner. In the event that they do not do so, our business, financial condition and results of operations could be materially adversely affected.

CABLE OPERATORS MAY BE CONTRACTUALLY LIMITED IN THEIR ABILITY TO OFFER THE WORLDGATE SERVICE.

         We are aware that some cable operators, such as Cablevision, Comcast Corporation, Cox Communications, Inc. and AT&T Corporation, whose cable systems collectively serve more than 26 million U.S. homes, or at least 26% of all U.S. homes, have entered into distribution agreements with At Home Corporation. These agreements contain exclusivity provisions that purport to prohibit these cable operators from conducting or participating in any business in the United States that involves the provision of residential Internet services over their cable plants at data transmission speeds greater than 128 Kbps. These agreements could be interpreted to preclude or hinder these cable operators from offering the WORLDGATE Service to their subscribers at speeds in excess of 128 Kbps. If cable operators are unwilling or unable to offer the WORLDGATE Service to subscribers in these cable systems, our business, financial condition and results of operations would be materially adversely affected.

CABLE OPERATORS AND CABLE BOX MANUFACTURERS MAY NOT OFFER THE WORLDGATE SERVICE BECAUSE THEY MAY HAVE POTENTIAL CONFLICTS OF INTEREST.

         Some cable operators and cable box manufacturers are stockholders of other companies that provide Internet services. To the extent that these cable operators elect not to offer the WORLDGATE Service because of these affiliations, our business, financial condition and results of operations could be materially adversely affected. For example, AT&T, Comcast, Cox and Cablevision are stockholders of At Home; and MediaOne Group, Inc. (which has agreed to be acquired by AT&T) and Time Warner have established their own cable-based Internet service, called Road Runner, with proprietary content featuring various Time Warner publications and services. Also, some companies that provide Internet services, such as Microsoft Corporation, are stockholders of cable operators or cable box manufacturers. We cannot assure you that there will not be other investments among providers of Internet services, cable operators and/or cable box manufacturers. As a result, these cable operators and cable box manufacturers may be reluctant to provide any service, including the WORLDGATE Service, or to otherwise work with any entity that provides other Internet services in competition with their affiliates.

ONLY CABLE TELEVISION SUBSCRIBERS WHO UTILIZE A CABLE SET-TOP BOX CAN RECEIVE THE WORLDGATE SERVICE.

         For cable television subscribers to receive the WORLDGATE Service, they must have a cable set-top box that can be WorldGate enabled. Currently, many cable television subscribers receive their cable television service through the cable line directly into their televisions, without a set-top box. We cannot assure you that cable operators serving these subscribers will elect to provide them with set-top boxes for the purpose of offering the WORLDGATE Service, or that these customers will choose to utilize a set-top box in order to receive the WORLDGATE Service.

WE CANNOT OFFER THE WORLDGATE SERVICE IF CABLE BOX MANUFACTURERS DO NOT INCORPORATE OUR TECHNOLOGY INTO THEIR CABLE BOXES.

         In order to access the WORLDGATE Service, a consumer needs a WorldGate enabled digital or advanced analog cable box. Neither General Instrument (now a part of Motorola) nor Scientific Atlanta is required to install our technology in its cable boxes and neither company is prohibited from establishing relationships with any of our competitors and incorporating our competitors' technologies into their cable boxes. In addition, our technology must be certified by General Instrument and Scientific-Atlanta for each model of cable box before cable operators are willing to deploy them to their subscribers, and, although we have certification for some models, we cannot assure you that our technology will be certified for other models on a timely basis, if at all.

         Additionally, because General Instrument and Scientific-Atlanta are the two largest suppliers of cable boxes, their decision not to install our technology in their cable boxes or to develop similar technology with our competitors would have a material adverse effect on our future success. Both General Instrument and Scientific-Atlanta have joined us in promoting the WORLDGATE Service and if either company severed this relationship with us, we would lose a valuable sales and marketing resource.

WE ARE SUBJECT TO CAPACITY CONSTRAINTS AND SYSTEM FAILURES.

         Due to the limited deployment of the WORLDGATE Service, the ability of our service to accommodate a substantial number of users is not yet known. We cannot assure you that we will be able to provide high quality performance and high transaction speeds as the number of subscribers grows or their usage increases. In addition, as subscriber penetration grows it may be necessary for cable operators to purchase additional equipment, and we cannot assure you that they will do so.

         The performance of the WORLDGATE Service is also subject to reduction in performance and interruption from human errors, telecommunication failures, computer viruses and similar events. Any of these problems in our systems or those of cable operators could result in reduced subscriber demand. We have experienced performance reduction and service interruptions from time to time in the past and we expect that these problems will continue from time to time. Our failure to provide uninterrupted service at a level of performance acceptable to subscribers would have a material adverse effect on our business, financial condition and results of operations.

PENDING INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

         We are subject to patent litigation that claims we are infringing other parties' intellectual property rights.

         - Interactive Channel Technologies, Inc. and SMI Holdings, Inc., subsidiaries of Source Media, Inc. (whose technology has been acquired by Liberate Technologies), filed a complaint against us alleging that we infringed patents issued to Source Media.

         - Advanced Interactive, Inc. filed a complaint against us and several other defendants alleging that the defendants infringed a patent assigned to Advanced Interactive.

         If the plaintiffs win either lawsuit, we could be precluded from offering the WORLDGATE Service. We cannot assure you that licenses to any of the technologies owned by the plaintiffs in these lawsuits would be available to us on commercially reasonable terms, if at all. Irrespective of the validity or the successful assertion of these claims, they could result in significant costs and diversion of management time and resources. This would have a material adverse effect on our business, financial condition and results of operations.

THE SUCCESS OF OUR CHANNEL HYPERLINKING TECHNOLOGY WILL BE ADVERSELY AFFECTED IF ADVERTISERS AND TELEVISION PROGRAMMERS DO NOT PROVIDE US WITH NECESSARY CONTENT.

         Our future growth and long-term success depends substantially on our ability to convince advertisers and television programmers to use our CHANNEL HYPERLINKING technology with their advertisements and television programs. As of March 31, 2000, other than QVC, Inc., no advertiser or programmer had paid us to use our CHANNEL HYPERLINKING technology, or was obligated to use our CHANNEL HYPERLINKING technology in their advertisements or programs. We believe that the adoption of the CHANNEL HYPERLINKING technology is substantially dependent on our service meeting advertisers' and programmers' business or operational expectations or strategies, and us achieving a significant number of subscribers to the WORLDGATE Service.

         We cannot assure you that we will achieve either of the above goals. If we fail to incorporate our CHANNEL HYPERLINKING technology in a substantial number of advertisements and programs, our business, operating results and financial condition could be materially adversely affected.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR SERVICES OBSOLETE.

         The market for consumer Internet access services and online content is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The nature of the market for these products and services and their rapid evolution requires that we continually improve the performance, features and reliability of the WORLDGATE Service, particularly in response to competitive offerings. We may not be successful in responding quickly, cost-effectively and adequately to these developments. There may be a time-limited market opportunity for the WORLDGATE Service, and we may not be successful in achieving widespread acceptance of the WORLDGATE Service before competitors offer products and services with speed and performance similar to, or better than, our current offerings.

THE LOSS OF ANY ONE OF OUR LARGEST CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES AND FUTURE PROSPECTS.

         We have in the past derived, and expect in the future to derive, a significant portion of our revenues from a limited number of customers. In the event that any of these customers cease to offer the WORLDGATE Service, our business, operating results and financial condition could be materially adversely affected. In 1997, three cable operators accounted for approximately 100% of our revenues, in 1998, ten cable operators accounted for approximately 98% of our revenues, and in 1999, ten cable

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operators accounted for 79% of our revenues. Moreover, in 1998, Charter and
Click!Network accounted for 44% and 10%, respectively, of our revenues, and in 1999, Charter, Click!Network, Buckeye Cable Systems and Singapore CableVision Ltd. accounted for 26%, 5%, 17% and 13%, respectively, of our revenues. We cannot assure you that any of these customers will continue to offer the WORLDGATE Service to their cable subscribers.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO MANY UNCERTAINTIES.

         A key component of our strategy is the expansion of the WORLDGATE Service into international markets. We have limited experience in developing localized versions of our service and in developing relationships with international cable system operators. We may not be successful in expanding our service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, such as:

         - difficulties in collecting accounts receivable and longer collection periods,

         - regulatory requirements, including the regulation of Internet access,

         - export and import restrictions, including tariffs and other trade barriers,

         -        difficulties in staffing and managing foreign operations;

         -        political instability, and

         -        fluctuations in currency exchange rates.

         Any of these factors could materially adversely affect the success of our current and future international operations.

WE MAY HAVE LIABILITY FOR INFORMATION RETRIEVED OR REPLICATED ON THE INTERNET.

         Claims for negligence, copyright or trademark infringement or other legal theories could be made against us because information can be downloaded and redistributed by users of the WORLDGATE Service. Copyright and trademark laws are evolving both domestically and internationally and we are uncertain how they apply to the WORLDGATE Service. The imposition of liability for information carried by us would have a material adverse effect on our business, operating results and financial condition.

WE MAY HAVE LIABILITY FOR E-COMMERCE TRANSACTIONS.

         As part of our business, we are seeking to enter into agreements with content providers, advertisers and e-commerce merchants under which we will receive a share of revenue from the purchase of goods and services by users of the WORLDGATE Service. These arrangements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of these products and services. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

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WE COULD BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION WHICH AFFECTS OUR
ABILITY TO OFFER OUR SERVICE OR WHICH AFFECTS DEMAND FOR OUR SERVICE.

         We are subject to varying degrees of federal, state, local and foreign regulations as well as laws enacted by the U.S. Congress and other governments. The Federal Communications Commission has established regulations that, among other things, set licensing, access, installation and equipment standards for communications systems. We are uncertain how these regulations may be applied to Internet services offered over cable television systems.

         We also anticipate that due to its increasing popularity and use, the Internet will be subject to increased attention and regulation. These laws and regulations may regulate issues such as user privacy, defamation, network access, pricing, taxation, content, quality of products and services and intellectual property ownership and infringement. These laws and regulations could expose us to liability, materially increase our cost of providing our service, and decrease the growth and acceptance of the Internet in general and access to the Internet over cable systems.

OUR BUSINESS WOULD SUFFER IF WE WERE TO LOSE THE SERVICES OF HAL M. KRISBERGH OR OTHER KEY PERSONNEL.

         Our success depends in significant part upon the continued service of our key technical, sales and senior management personnel, particularly Mr. Krisbergh, who has significant relevant experience in the cable television industry. No officer or employee of WorldGate is bound by an employment agreement, and any officer or employee of WorldGate could terminate his or her relationship with us at any time. Our future success will also depend on our ability to attract, train, retain and motivate highly qualified senior management, technical, marketing and sales personnel. Because competition for these personnel is intense, we cannot assure you that we will be able to do so.

THE ABILITY TO INFLUENCE THE OUTCOME OF STOCKHOLDER VOTES MAY BE LIMITED BY THE SIGNIFICANT OWNERSHIP INTEREST OF OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER.

         Hal M. Krisbergh beneficially owns approximately 28% of the outstanding common stock as of July 1, 2000. Mr. Krisbergh has the voting power to exercise substantial control over the election of our entire board of directors and all votes on matters requiring stockholder approval. This concentration of ownership may also have the effect of delaying or preventing a change in control of WorldGate.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD DISCOURAGE UNWANTED TAKEOVER ATTEMPTS AND COULD REDUCE THE OPPORTUNITY FOR STOCKHOLDERS TO GET A PREMIUM FOR THEIR SHARES.

         We are subject to Delaware laws and to provisions of our certificate of incorporation and by-laws that could have the effect of delaying, deterring or preventing a change in control of WorldGate. As a result, our management could attempt to utilize these laws and provisions to discourage or reject unsolicited bids to acquire us, including bids that would have paid stockholders a premium over the then current market price of their shares.

WE MAY BE UNABLE TO OBTAIN NECESSARY ADDITIONAL CAPITAL TO FUND OPERATIONS IN THE FUTURE.

         To date, we have funded operations primarily through private sales of equity securities and through our initial public offering of common stock in April 1999. If we are unable to obtain additional financing on terms acceptable to us as needed, our business, operating results and financial condition would be materially adversely affected. Our capital requirements in the future will depend on numerous factors, including:

         - the rate of acceptance of the WORLDGATE Service by cable operators, cable subscribers, advertisers, television programmers, e-commerce companies and Internet content providers,

         - our ability to maintain and increase the number of subscribers, and

         - the rate of commercialization of the WORLDGATE Service and the acquisition of related businesses or technology, if any.

         We cannot predict the timing or amount of our capital requirements. Any additional equity financing, if available, may be dilutive to our stockholders, and debt financing, if available, may involve significant restrictions on our financing and operating activities.

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

         The market price of our common stock has been and will likely continue to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices. Factors that could cause such volatility may include, among other things:

                  - actual or anticipated variations in quarterly operating results;

                  -        announcements of technological innovations;

                  -        new products or services;

                  - changes in financial estimates by securities analysts;

                  - conditions or trends in the Internet or cable industry;

                  - changes in the market valuations of other Internet or cable companies;

                  - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

                  -        capital commitments;

                  -        additions or departures of key personnel; and

                  -        sales of common stock.

         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD LOWER OUR STOCK PRICE.

         The market price for our common stock could drop as a result of sales of a large number of our presently outstanding shares, including shares issued upon the exercise of outstanding options and warrants, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock. Certain holders of our common stock have demand and piggy-back registration rights. The exercise of such rights could adversely affect the market price of our common stock. We have also filed:

         -        on April 28, 2000, a registration statement (Registration No.
                  333-35936) under the Securities Act for resale of 119,047 shares of common stock that we issued to the selling stockholder, and

         - on May 20, 1999 a registration statement to register all shares of common stock under our stock option plan.

         - We have also agreed to file a registration statement on Form S-3 covering the resale of 1,531,211 shares of common stock that we agreed to sell to four investors on July 24, 2000.


         These shares are, or will be upon issuance by us, eligible for resale in the public market without restriction.

OUR RESULTS MAY DIFFER MATERIALLY FROM THOSE FORECASTED OR EXPRESSED IN THE FORWARD-LOOKING STATEMENTS.

         Expressed forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about WorldGate's industry and our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to some risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this document. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares.

         The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax, legal services or other expenses incurred by the selling stockholders in disposing of their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq National Market listing fees, fees and expenses of our counsel, fees of our accountants, and blue sky fees and expenses.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the shares of common stock by the selling stockholders as of July 1, 2000. The shares are being registered to permit public secondary trading of these shares, and each selling stockholder may offer the shares for resale from time to time.

         Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to applicable community property laws. Shares of common stock subject to options or warrants exercisable within 60 days of July 1, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.


------------------------------------ ----------------------------------- --------------------- ----------------------------------
                                            BENEFICIAL OWNERSHIP                                   BENEFICIARY OWNERSHIP
                                           PRIOR TO THE OFFERING                                    AFTER THE OFFERING (1)
------------------------------------ ----------------------------------- --------------------- ----------------------------------
          NAME OF COMPANY               NUMBER OF         PERCENTAGE        NUMBER OF SHARES      NUMBER OF       PERCENTAGE
       SELLING STOCKHOLDERS              SHARES               #               BEING OFFERED        SHARES             #
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Ampal American Israel                         165,745            *                165,745            --               --
Corporation (2)
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Balanced Capital Passive, L.P. (3)              3,030            *                  3,030            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Derrick O. Boston (3)                             606            *                    606            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Citicorp(3)                                 1,082,342            5.0%             120,000             962,342         4.4%
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Jonathan Davidson (3)                             606            *                    606            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Howard Kahn (3)                                 3,030            *                  3,030            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Peggy Kahn (3)                                  5,060            *                  5,060            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Elmer L. Kaplin (3)                             2,272            *                  2,272            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Ned J. Kaplin (3)                               6,818            *                  6,818            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Joseph and Lois Kieserman (3)                   3,666            *                  3,666            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Knox Irrevocable Trust (3)                      3,030            *                  3,030            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
D. Scott Kosch (3)                                303            *                    303            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
David P. Michaels (3)                             606            *                    606            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Henry and Ellen Mishel (3)                    110,003            *                 21,003             89,000           *
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Powell Resources (3)                            6,060            *                  6,060            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Harold G. Schaeffer (3)                         3,788            *                  3,788            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
James Schaeffer (3)                             1,515            *                  1,515            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Robert D. Schaeffer (3)                         3,288            *                  3,288            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Frank and Kathleen Seidman (3)                  3,030            *                  3,030            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Bruce D. Smith (3)                              2,666            *                  2,666            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Howard Sternberg Trust (3)                      1,666            *                  1,666            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
Strong River Investments, Inc. (2)            165,745            *                165,745            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------
XL Ventures LLC (3)                           181,820            *                181,820            --               --
------------------------------------ ---------------- ------------------ --------------------- --------------- ------------------


    # Percentage is based on 21,699,759 shares of outstanding common stock as of July 1, 2000.

    * Less than 1% of the outstanding common stock.

(1) Assumes the resale by the selling stockholders of all shares offered for sale under this prospectus.

(2) Ampal and Strong River are holders of warrants to purchase in the aggregate up to 331,490 shares of common stock at a per share exercise price of $16.50. We issued these warrants in connection with our issuance of face-value $6.0 million discounted notes in March 1999. This prospectus is included in the shelf registration statement we agreed to file for the shares of common stock issuable upon exercise of the warrants.

(3) These selling stockholders exercised their piggy back registration rights granted to them in connection with the sale of our series C preferred stock from September 1998 through February 1999. The series C preferred stock converted to common stock upon consummation of our initial public offering in April 1999.


                              PLAN OF DISTRIBUTION

         The selling stockholders or their pledgees, donees, transferees or other successors in interest, may sell all, a portion or none of the shares registered in the registration statement in which this prospectus is included from time to time. Any such sales may be in one or more transactions on Nasdaq at prices prevailing at the times of such sales or in private sales of the securities at prices related to the prevailing market prices or at negotiated prices. The sales may involve:

- a block transaction in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

- a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus,

- ordinary brokerage transactions in which the broker solicits purchasers,

-        an exchange distribution in accordance with the rules of the NASD,

-        privately negotiated transactions,

-        short sales,

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

-        a combination of any such methods of sale, and

-        any other method permitted pursuant to applicable law

         Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (the selling stockholders do not expect that most compensation will be in excess of customary commissions).

         The selling stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be underwriters and any commission received by them and any profit on the resale shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of WorldGate or derivatives of WorldGate securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge the shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         WorldGate is required to pay all registration expenses in connection with the registration of the shares other than fees and expenses of the selling stockholders' counsel, underwriting discounts and commissions, brokerage commissions, non-accountable expense allowances attributable to the sale of the selling stockholders' shares and the selling stockholders' other out of pocket expenses.

         There can be no assurance that the selling stockholders will sell any or all of the shares. We will receive no proceeds from any sales of the shares by the selling stockholders.

         The registration statement of which this prospectus is a part has been filed with the Commission by us in accordance with the registration rights granted to the selling stockholders.

         The selling stockholders have advised us that they or their pledgees, donees, transferees or other successors in interest may sell all or a portion of the securities covered by this prospectus pursuant to Rule 144.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered part of this prospectus. More recent information that we file with the Securities and Exchange Commission automatically updates and supersedes any inconsistent information contained in prior filings.

         The documents listed below have been filed under the Exchange Act with the Securities and Exchange Commission and are incorporated by reference:

         (a) Our annual report on Form 10-K for the fiscal year ended December 31, 1999.

         (b) Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2000.

         (c) The description of our common stock contained in the our registration statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

         We also incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares of common stock under this prospectus is completed. You may request a copy of these filings, at no cost, by writing or telephoning us at WorldGate Communications, Inc., 3190 Tremont Avenue, Trevose, Pennsylvania, 19053, attn: Secretary, telephone: (215) 354-5100.

                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission registering the shares of our common stock that are being offered by this prospectus. This prospectus is a part of the registration statement and, as the Securities and Exchange Commission rules permit, does not contain all of the information that stockholders can find in the registration statement or the exhibits to the registration statement.

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511). In addition, registration statements and certain other filings made with the Securities and Exchange Commission through its "EDGAR" system are publicly available through the Securities and Exchange Commission's Web site on the Internet located at http://www.sec.gov. This registration statement, including all exhibits, has been filed with the Securities and Exchange Commission through EDGAR. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon for us by Drinker Biddle & Reath LLP, Berwyn, Pennsylvania.

                                     EXPERTS

         The financial statements incorporated into this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesman or other person has
been authorized to give any information
or to make any representations other than
those contained in this prospectus in
connection with the offer made hereby,
and, if given or made, such information
or representations must not be relied
upon as having been authorized by
WorldGate Communications, Inc. This
prospectus does not constitute an offer
to sell, or a solicitation of an offer to
buy, the securities offered hereby to any
person in any state or other jurisdiction
in which such offer or solicitation is
unlawful. Neither the delivery of this
prospectus nor any sale made hereunder
shall, under any circumstances, imply
that information contained herein is
correct as of any time subsequent to its
date or that there has not been any            WORLDGATE COMMUNICATIONS, INC.
change in the facts set forth in this
prospectus or in our affairs since the         705,353 SHARES OF COMMON STOCK
date hereof.
                                                  ........................

                                                         PROSPECTUS

                                                  ........................

                                                        JULY 26, 2000


            TABLE OF CONTENTS

                                 PAGE

PROSPECTUS SUMMARY...................2
RISK FACTORS.........................3
USE OF PROCEEDS.....................11
SELLING STOCKHOLDERS................12
PLAN OF DISTRIBUTION................13
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE............14
ADDITIONAL INFORMATION..............14
LEGAL MATTERS.......................15
EXPERTS.............................15